THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

101 Barclay St., 22nd Floor West, NY, NY 10286

DEPOSITARY RECEIPTS

November 19, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Kuzbassenergo
Exemption No.: 82-4633

Dear Sir or Madam:

In connection with Kuzbassenergo's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed 2003 annual report.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-7690 for ordinary shares program which was declared effecti SEC on October 23, 1997.

Sincerely,

Angel E. Milanes, J.
ADR Account Admini
The Bank of New York
Tel.: (212) 815-4540
Fax: (212) 571-3050

dlw 12/7

ОАО "КУЗБАССЭНЕРГО"
ГОДОВОЙ ОТЧЕТ ЗА 2003 ГОД

The open joint-stock company "KUZBASSENERGO"
Annual report 2003


КУЗБАССЭНЕРГО
2004

ОАО "КУЗБАССЭНЕРГО"
ГОДОВОЙ ОТЧЕТ ЗА 2003 ГОД

The open joint-stock company "KUZBASSENERGO"
Annual report 2003

Обращение председателя совета директоров ОАО "Кузбассэнерго"



Уважаемые дамы и господа!

В прошедшем году Компания добилась значительных успехов в своем развитии: выросла ее капитализация, повысилась эффективность использования ресурсов, оптимизировано движение финансовых потоков, ставших более прозрачными.

Совет директоров ответственно и эффективно выполнял свои функции, обеспечивал своевременное и четкое принятие оптимальных и необходимых управленческих решений, учитывая интересы Компании и ее акционеров. Нам удавалось держать руку на рабочем пульсе ОАО «Кузбассэнерго». Заседания совета директоров в 2003 году проводились регулярно, всего проведено 17 заседаний. Советом директоров был утвержден бизнес-план на 2003 год, в течение этого календарного периода регулярно рассматривались отчеты менеджмента о его исполнении.

Роль совета директоров значительно возросла при принятии решений по осуществлению реформирования Компании. В феврале 2003 г. при совете директоров создан Комитет по реформированию ОАО "Кузбассэнерго", в задачи которого входит анализ предложений и выработка рекомендаций по реформированию Общества. Отмечу следующие особо значимые вопросы по реформированию, которые решались советом директоров:

- основные подходы по прекращению участия ОАО «Кузбассэнерго» в непрофильных активах, в том числе порядок отбора оценщиков на проведение оценки рыночной стоимости активов;
- о принципах совершения действий по распоряжению непрофильными активами;
- в течение года рассматривались вопросы по определению позиции Компании относительно дочерних зависимых обществ;
- о передаче функции оперативно-диспетчерского управления от РДУ ОАО «Кузбассэнерго» в филиал ОАО «СО-ЦДУ ЕЭС» - «Кузбасское РДУ»;
- о ликвидации ряда сервисных филиалов Компании: РДУ, КЭСК, РП;
- о создании филиала «Магистральные электрические сети».

Совет директоров, определяя приоритеты направления деятельности Компании в финансовой сфере, ежеквартально утверждал контрольные показатели движения потоков наличности и отчет об их исполнении. Был утвержден плановый уровень доходности совокупных активов на год. Совет директоров утвердил кредитную политику Компании также с ежеквартальным контролем. Ежеквартально утверждался отчет эмитента эмиссионных ценных бумаг.

В рамках перехода на международные стандарты финансовой отчетности в 2003 году принято решение о проведении аудита финансовой отчетности Компании по международным стандартам.

В 2003 году совет директоров впервые в истории Компании принял годовую благотворительную программу. Этим решением подчеркивалась роль ОАО «Кузбассэнерго», как социально ответственной Компании, принимающей активное участие в преодолении социальных проблем региона.

Совет директоров своим решением определил задачи ремонтной кампании на год. Выполняя это решение, Компания по итогам подготовки к зимнему сезону 2003 - 2004 гг. была признана одной из лучших в холдинге РАО «ЕЭС России».

Выполняя решения совета директоров, опытная и профессиональная команда менеджеров Компании совместно с профессионалами энергетической отрасли добилась значительных результатов. На сегодняшний день ОАО «Кузбассэнерго» по многим показателям является одним из лидеров энергетики Российской Федерации. Менеджментом проведены мероприятия по улучшению кредитного рейтинга Компании, повышению ее прозрачности, совершенствованию корпоративного управления. В течение ряда лет менеджерам удается организовывать вводы новой техники, в числе которой генерирующие мощности. Не стал исключением и 2003 год, в течение которого в Компании были сданы в эксплуатацию новые мощности.

Организуя работу совета директоров, мы всегда учитываем интересы наших акционеров и потребителей, прилагаем максимальные усилия для того, чтобы Компании работала устойчиво и эффективно.

С уважением

председатель совета директоров
ОАО «Кузбассэнерго» **М. А. АБЫЗОВ**



Обращение к акционерам генерального директора ОАО “Кузбассэнерго”

Уважаемые акционеры!

В 2003 г. в политической и экономической жизни страны произошли значительные события, которые стали определяющими для всех предприятий энергетики, в том числе и для ОАО “Кузбассэнерго”.

В этом году интенсивно шел процесс формирования механизма государственного регулирования деятельности базисных отраслей экономики страны. Государственная Дума приняла пакет законов об электроэнергетике. Правительство РФ утвердило Энергетическую стратегию России на период до 2020 года. Все это, безусловно, определило долгосрочную перспективу развития и энергетики страны в целом и отдельных предприятий данной отрасли.

В прошедшем году были установлены основные принципы тарифной политики. Было принято решение об утверждении тарифов на тепло и электроэнергию не менее чем на год, что легло в основу ограничения и стабилизации тарифов для потребителей.

Продолжился переход на международные стандарты финансовой отчетности с целью обеспечить открытость и прозрачность российских компаний для понимания акционеров и инвесторов-профессионалов.

Эти объективные процессы во многом определили условия и результаты деятельности ОАО “Кузбассэнерго” в отчетном году.

В области ценообразования Общество переживало определенные трудности.

В целях стабилизации тарифов на тепло и электроэнергию начиная с 2003 г. они утверждаются на год и пересмотру в течение года не подлежат. Вместе с тем в Администрации области до сих пор нет решения по сокращению перекрестного субсидирования, уровень которого по-прежнему не снижается.

Существенным событием прошедшего года явилось появление на энергетическом рынке области новых оптовых предприятий-перепродавцов, например: ООО “Северо-Кузбасская энергетическая компания” в г. Кемерове и ООО “Металлэнергофинанс” в г. Новокузнецке, для которых Региональная энергетическая комиссия установила минимальный тариф на покупку электрической энергии у ОАО “Кузбассэнерго”. В результате принятых решений в 2003 г. существенно увеличилась разница между тарифами на электрическую энергию, установленными для оптовых перепродавцов и для конечных потребителей. Исполняя данное решение РЭК Кемеровской области, мы снабжаем оптовых перепродавцов электроэнергией по тарифам, которые не покрывают наших издержек, в то время как они получают дополнительную прибыль. Фактически через систему тарифов сегодня происходит перераспределение финансовых ресурсов в пользу компаний-перепродавцов за счет компании-производителя. Это неизбежно сказалось на финансовых результатах ОАО “Кузбассэнерго”.

Одновременно предприятия, являющиеся монопольными поставщиками товаров и услуг для ОАО “Кузбассэнерго”, имеют возможность повышать цены на свою продукцию. Растут цены на топливо и воду, которые являются основным сырьем для производства электрической и тепловой энергии. В 2003 г. существенно возросла плата за землю. Все это не было учтено при установлении тарифов для ОАО “Кузбассэнерго”. Установленные тарифы были оспорены в Федеральной энергетической комиссии, и получено соответствующее решение, однако тарифы пересмотрены не были, что существенно сказалось на формировании доходной части бюджета Общества.

Тем не менее и в условиях сохраняющегося тарифного недофинансирования благодаря слаженной работе менеджеров и всего коллектива ОАО “Кузбассэнерго” были выполнены все программы по ремонтам оборудования, техперевооружения и капитального строительства. Энергосистема успешно подготовлена к зиме, обеспечен нормативный запас топлива.

По итогам 2003 г. ОАО “Кузбассэнерго” было признано лучшей энергосистемой в РАО “ЕЭС России”. За выдающийся вклад в историческое развитие Российской Федерации ОАО

«Кузбассэнерго» в 2003 г. было удостоено почетного звания «Лауреат премии «Российский Национальный Олимп» в номинации «Топливно-энергетический комплекс». Эта награда - главная всероссийская премия, отражающая весомые достижения в социально-экономической, научной и культурной сферах России.

Успешно организованная в течение года сбытовая деятельность обеспечила выполнение плана по реализации и расчетам за электрическую и тепловую энергию, что обеспечило формирование доходной части бюджета. По сравнению с 2002 г. уровень реализации электрической и тепловой энергии составил 111,82 %, а по отношению к товарному отпуску энергии в 2003 г. реализация ее составила 100,08 %.

Все это позволило не только полноценно осуществлять текущую деятельность Общества, но и своевременно выполнять определенные финансовые обязательства:

1) 2003 г. – первый год, когда Компания приступила к расчетам по мораторным долгам.

2) Продолжаются расчеты по платежам в бюджет и внебюджетные фонды в соответствии с согласованными графиками.

3) Продолжается списание долгов Общества, образованных в конце 90-х годов.

Безусловно, и тарифное недофинансирование, и расчеты по ранее образованным долгам сказались на финансовых результатах Общества за 2003 г. И тем не менее ОАО "Кузбассэнерго" получило чистую прибыль, что, несомненно, является заслугой команды менеджеров и всего коллектива компании в целом.

Для ОАО "Кузбассэнерго" 2003 г. знаменателен еще и тем, что в этом году мы завершили подготовительный этап реформирования:

- в самостоятельные предприятия выделены сервисные виды деятельности;
- реализованы непрофильные активы;
- завершается государственная регистрация имущества и оформление земельных отношений.

В процессе всех названных преобразований ОАО "Кузбассэнерго" превращается в холдинговую компанию, для которой становится актуальным внедрение принципов и форм корпоративного управления, соответствующих ее новому содержанию.

Начата и продолжается работа по совершенствованию внутренней организационной структуры компании. Структура должна быть более простой и соответствовать перспективным задачам, стоящим перед Обществом.

В 2003 г. в системе была разработана карта стратегического планирования.

Итоги работы ОАО "Кузбассэнерго" за 2003 год, несомненно, положительные. Объективным показателем этого является динамика биржевых торгов:

в течение 2003 года курсовая стоимость акций Общества возросла в 2,8 раза, а капитализация - в 2,4 раза. Это говорит о реальном достижении одной из главных целей Компании – повышение ее инвестиционной привлекательности.

Команда менеджеров и весь коллектив ОАО "Кузбассэнерго" готовы и в дальнейшем работать с целью улучшения финансовых результатов Общества, проводить необходимые преобразования для превращения ОАО "Кузбассэнерго" в компанию, которая способна успешно конкурировать в изменяющихся условиях на энергетическом рынке.

Генеральный директор –
председатель правления
ОАО «Кузбассэнерго»

С.Н. МИХАЙЛОВ

СОВЕТ ДИРЕКТОРОВ ОАО "КУЗБАССЭНЕРГО"

1 **АБЫЗОВ Михаил Анатольевич**

Председатель совета директоров,
заместитель председателя правления ОАО РАО "ЕЭС России"

2 **ВАГНЕР Андрей Александрович**

Начальник Департамента
электрических станций ОАО РАО "ЕЭС России"

3 **МАЗИКИН Валентин Петрович**

Первый заместитель Губернатора Кемеровской области.

4 **МАЛОФЕЕВ Константин Валерьевич**

Начальник Управления
ОАО АКБ "МДМ Банк"

5 **МИХАЙЛОВ Сергей Николаевич**

Генеральный директор ОАО "Кузбассэнерго"

6 **КУЛАКОВ Андрей Валентинович**

Генеральный директор представительства "Сибирьэнерго"
ОАО РАО "ЕЭС России"

7 **НЕГОМЕДЗЯНОВ Александр Александрович**

Директор по оперативному управлению
ОАО РАО "ЕЭС России"

8 **ОГОРОДНОВ Сергей Юрьевич**

Заместитель начальника Управления инвестиционных продуктов Инвестиционного Департамента,
заместитель начальника Управления корпоративных финансов Инвестиционно-банковского Департамента ОАО АКБ "МДМ Банк"

9 **ПЛАТОНОВ Владимир Юрьевич**

Заместитель председателя правления
ОАО РАО «ЕЭС России»

10 **СКУРАТОВ Дмитрий Юрьевич**

Старший эксперт Отдела рынков акционерного капитала Управления корпоративных финансов Инвестиционно-банковского Департамента ОАО АКБ «МДМ Банк»

11 **СТАРЧЕНКО Александр Григорьевич**

Заместитель начальника Управления корпоративных финансов Инвестиционно-банковского Департамента ОАО АКБ «МДМ Банк»

ВЫРАБОТКА ЭЛЕКТРОЭНЕРГИИ

Электростанции	Выработка электроэнергии, млн. кВт·ч
	2003 год
Томь-Усинская ГРЭС	7718
Беловская ГРЭС	6423
Южно-Кузбасская ГРЭС	1974
Кемеровская ГРЭС	2467
Западно-Сибирская ТЭЦ	3498
Кемеровская ТЭЦ	161
Ново-Кемеровская ТЭЦ	2017
Кузнецкая ТЭЦ	608
Итого по ОАО	**24867**



2003
Кем ТЭЦ 1%
НК ТЭЦ 8%
Куз ТЭЦ 2%
ТУ ГРЭС 31%
ЗС ТЭЦ 14%
Б ГРЭС 26%
Кем ГРЭС 10%
ЮК ГРЭС 8%

ДИНАМИКА ПОЛЕЗНОГО ОТПУСКА ЭЛЕКТРО- И ТЕПЛОЭНЕРГИИ

В 2003 году потребление электроэнергии снизилось за счет выхода ОАО “НКАЗ” и Абагурской аглофабрики на ФОРЭМ.

В потреблении теплоэнергии сохраняется тенденция снижения за счет уменьшения потребления КОАО “Азот” в связи с внедрением сберегающих технологий производства. Значительно снизило потребление ОАО “Химпром”, т.к. на предприятии запущена собственная котельная. Небольшой рост полезного отпуска в 2003 г. по отношению к 2002 г. обусловлен более низкой температурой наружного воздуха в отопительный период.

Период	Полезный отпуск, тыс. кВт·ч	Полезный отпуск, Гкал
1999 г.	25 572 263	16 709 138
2000 г.	26 622 448	16 900 664
2001 г.	27 224 616	15 425 989
2002 г.	26 618 051	13 523 947
2003 г.	25 770 806	13 688 506



ДИНАМИКА ПОЛЕЗНОГО ОТПУСКА ЭЛЕКТРОЭНЕРГИИ


тыс. кВт · ч
27 500 000
27 100 000
26 700 000
26 300 000
25 900 000
25 500 000
25 572 263
26 622 448
27 224 616
26 618 051
25 770 806
1999 г.
2000 г.
2001 г.
2002 г.
2003 г.





ДИНАМИКА ПОЛЕЗНОГО ОТПУСКА ТЕПЛОЭНЕРГИИ


Гкал
18 000 000
16 000 000
14 000 000
12 000 000
16 709 138
16 900 664
15 425 989
13 523 947
13 688 506
1999 г.
2000 г.
2001 г.
2002 г.
2003 г.

СТРУКТУРА ПОЛЕЗНОГО ОТПУСКА ЭЛЕКТРОЭНЕРГИИ В 2003 г.


Оптовые предприятия-перепродавцы
15,9%
Угольная
21,4%
Цветная металлургия
14,3%
Черная металлургия
28,4%
Транспорт и связь
5,9%
Деревообр.и целл-бум.
0,0%
Химия и нефтехимия
5,4%
Легкая
0,1%
Жил-ком.хоз.
2,0%
Строительство
0,2%
Промышл.стройматер.
1,6%
Федеральный бюджет
0,3%
Машиностроение и металл.
1,1%
Пищевая
0,4%
Местный бюджет без ЖКХ
0,4%
Население
0,6%
Сельское хозяйство
1,0%
Прочие отрасли
0,5%
Другие пром.производ.
0,5%

ДИНАМИКА ТОВАРНОГО ОТПУСКА И РЕАЛИЗАЦИИ ЭНЕРГИИ


тыс. руб.
25 000 000
20 000 000
15 000 000
10 000 000
5 000 000
0
1999 г.
2000 г.
2001 г.
2002 г.
2003 г.
товарный отпуск
реализация

ДИНАМИКА СТРУКТУРЫ РЕАЛИЗАЦИИ ЭНЕРГИИ

тыс. руб. с НДС

Период	Фактическая реализация	в том числе		
		деньгами	банковские векселя	материальные ресурсы
1999 г.	6 915 086	2 687 147	263 885	3 964 054
2000 г.	10 451 989	6 439 851	2 644 594	1 367 544
2001 г.	14 787 751	12 724 107	1 975 056	88 588
2002 г.	17 835 840	16 106 117	1 713 417	16 306
2003 г.	19 943 648	18 549 273	1 394 375	0









ОСНОВНЫЕ ФИНАНСОВЫЕ И ПРОИЗВОДСТВЕННЫЕ ПОКАЗАТЕЛИ РАБОТЫ ОАО "КУЗБАССЭНЕРГО" В 2003 ГОДУ

По результатам 2003 года выручка составила 16 993 144 тыс. рублей, с учетом дочерних Обществ выручка составила 17 344 779 тыс. рублей и возросла по сравнению с прошлым годом на 15, 2%. В том числе доходы от реализации энергии составили 16 552 872 тыс. руб. Общество получило валовую прибыль по итогам года в размере 1 648 148 тыс. рублей (в т.ч. с дочерними Обществами 1 712 632 тыс. руб.), а чистую прибыль в размере 790 тыс. рублей (в т.ч. с дочерними Обществами 20 575 тыс. рублей).

Производственные показатели	**Ед. изм.**	**2002 год**	**2003 год**	**Отклонение от прошлого года в %**
Выработано электроэнергии электростанциями	млн. кВт·ч	27 184,6	24 866,8	-8,5
Отпущено электроэнергии с шин электростанций	млн. кВт·ч	24 519,3	22 361,5	-8,8
Полезный отпуск электроэнергии	млн. кВт·ч	26 612,052	25 804,994	-3,0
Полезный отпуск теплоэнергии	тыс. Гкал	13 523,948	13 688,506	1,22
Удельный расход электроэнергии на собственные нужды				
на выработку электроэнергии	%	7,56	7,64	1,1
на отпуск теплоэнергии	кВт·ч/Гкал	42,64	41,61	-2,4
Удельный расход топлива на производство				
на отпуск электроэнергии	Г/кВт·ч	362,98	362,65	-0,1
на отпуск теплоэнергии	кГ/Гкал	152,52	150,72	-1,2
Себестоимость 1 кВт·ч	руб.	37,90	46,96	23,9
Себестоимость 1 Гкал	руб.	171,30	213,61	24,7
Рентабельность/Рентабельность продаж	%	-4,2/15,4	0/10,7	-
- Экономия/+ перерасход расхода электроэнергии на собственные нужды от норматива	тыс. кВт·ч	-17 539	-11 863	-32,4
- Экономия/+ перерасход топлива от норматива	т.у.т.	-11 184	-11 127	-0,5

НАЛОГОВЫЕ ОТЧИСЛЕНИЯ

Расчеты с Федеральным бюджетом



млн. руб.
942
1452,2
1249,8
2001 г.
2002 г.
2003 г.

Расчеты с областным бюджетом



млн. руб.
500
742,3
968,4
2001 г.
2002 г.
2003 г.

Расчеты с муниципальными бюджетами



млн. руб.
337
356,3
593,8
2001 г.
2002 г.
2003 г.

2003 г. стал самым значительным за последние годы для ОАО "Кузбассэнерго" по вводу в действие генерирующих мощностей и основных фондов.

В этом году введено в работу 125 МВт электрической мощности и основных фондов на сумму 1895,8 млн. руб., в том числе по техперевооружению - 1331,5 млн.руб.

Нагрузка электростанций в 2003 г. определялась выполнением балансов электроэнергии (мощности), утвержденных ФЭК РФ, договорных обязательств по покупке сверхплановой электроэнергии на торгах (ПУЛе), инициативой Системного оператора (режимом ОЭС Сибири).

Электро-станции	2001 год		2002 год		2003 год	
	нагрузка, МВт	резерв, МВт	нагрузка, МВт	резерв, МВт	нагрузка, МВт	резерв, МВт
ТУ ГРЭС	935	166	969	136	950	188
Бел ГРЭС	764	289	865	203	796	234
ЮК ГРЭС	310	70	306	66	230	139
Кем ГРЭС	269	58	283	91	290	99
ЗС ТЭЦ	410	78	425	69	410	72
Кем ТЭЦ	23	31	19	40	16	39
НК ТЭЦ	261	64	241	115	233	99
Куз ТЭЦ	69	24	71	21	66	19

2003 год


1200
1000
800
600
400
200
0
ТУ ГРЭС
Бел ГРЭС
ЮК ГРЭС
Кем ГРЭС
ЗС ТЭЦ
Кем ТЭЦ
НК ТЭЦ
Куз ТЭЦ
Резерв, МВт
Нагрузка, МВт

2003 год стал одним из наиболее результативных по производственной деятельности.

Выполнен большой объем ремонтных работ как по основному, так и по вспомогательному оборудованию. Капитально отремонтировано 16 котлоагрегатов паропроизводительностью 5220 т/ч, 10 турбоагрегатов мощностью 1066 МВт. Выполнен текущий ремонт 55 котлов паропроизводительностью 15550 т/ч, 45 турбин мощностью 3396 МВт, отремонтировано 16 км тепловых сетей. Большой объем работ произведен и по электротехническому оборудованию: генераторам, трансформаторам, выключателям, линиям электропередач и т. д.

На ремонт промышленно-производственных основных фондов израсходовано 1699 млн. руб., что на 6,7% больше, чем в 2002 году.

ЮК ГРЭС

Турбоагрегат ст. № 5 с турбиной типа Т-115-8,8 с электрической мощностью 113 МВт

Кузнецкая ТЭЦ

Турбоагрегат ст. № 13 с турбиной типа Р-12-90/31 с электрической мощностью 12 МВт

Кузнецкая ТЭЦ

Котел ст. № 4 ПУ типа Е-160/1,4 паропроизводительностью 160 т/ч, 95 Гкал



ДИНАМИКА ОБЪЕМА КАПИТАЛЬНЫХ ВЛОЖЕНИЙ И ДОЛЯ СРЕДСТВ НА ТЕХПЕРЕВООРУЖЕНИЕ



2500
2000
1500
1000
500
0
млн. руб.
1259,2
757,5 (60,2%)
1687,1
838,0 (49,7%)
2000,8
1168,3 (58,4%)
2001 г.
2002 г.
2003 г.
Капитальные вложения, тыс. руб.
Техперевооружение, тыс. руб.

СТРУКТУРА ТОПЛИВОПОТРЕБЛЕНИЯ



12000
10000
8000
6000
4000
2000
0
тыс. т.у.т
10402
623
53
10697
342
58
9398
873
47
2001
2002
2003
год
уголь
газ
мазут

ДИНАМИКА ВЫБРОСОВ ЗАГРЯЗНЯЮЩИХ ВЕЩЕСТВ В АТМОСФЕРУ И ОБЪЕМЫ СТОЧНЫХ ВОД

При снижении выработки электроэнергии на 8,5% , росте отпуска тепла на 1,74% выбросы загрязняющих веществ в атмосферу снизились против уровня прошлого года на 14,441 тыс.тонн и составили 171,571 тыс.тонн.

Выбросы снижены за счет разгрузки электростанций и увеличения доли сожженного газа в топливном балансе с 3,08% в 2002 г. до 8,46% в 2003 г.

За счет снижения выработки электроэнергии снизился сброс загрязненных стоков на 2,49 млн. м^3 и составил по энергосистеме 12,95 млн. м^3. Количество загрязняющих веществ в сточных водах, сбрасываемых в водные объекты, составило 6,563 тыс. тонн.

Выход золошлаковых отходов составил 2495,5 тыс. тонн, что на 280,2 тыс. тонн ниже уровня прошлого года за счет увеличения количества сожженного газа в 2,5 раза.



ДИНАМИКА ВЫБРОСОВ ЗАГРЯЗНЯЮЩИХ ВЕЩЕСТВ В АТМОСФЕРУ И ОБЪЕМЫ СТОЧНЫХ ВОД


3000
2500
2000
1500
1000
500
0
выброс
ЗШО
2001
2002
2003

ГОДОВАЯ БУХГАЛТЕРСКАЯ ОТЧЕТНОСТЬ КУЗБАССКОГО ОТКРЫТОГО АКЦИОНЕРНОГО ОБЩЕСТВА ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ ЗА 2003 ГОД

Период отчета: 2003 год

Отчет составлен: в тыс. рублей

СТРУКТУРА БАЛАНСА

ОАО "КУЗБАССЭНЕРГО" ЗА 2003 г. (без дочерних)

тыс. руб.

АКТИВЫ	На 01.01.2003	На 31.12.2003
Нематериальные активы	3	3
Основные средства	23388494	23848153
Незавершенное строительство	1772293	1508667
Доходные вложения в материальные ценности	28	10
Долгосрочные финансовые вложения	207813	207134
Отложенные налоговые активы	315479	422358
Итого внеоборотных активов	**25684110**	**25986325**
Запасы и затраты	1111050	1199756
Налог на добавленную стоимость	721987	912987
Дебиторская задолженность	3691340	4741382
Краткосрочные финансовые вложения	34797	5421
Денежные средства	164095	62187
Итого внеоборотных активов	**5723269**	**6921733**
Итого активы	**31407379**	**32908058**

ПАССИВЫ	На 01.01.2003	На 31.12.2003
УСТАВНЫЙ КАПИТАЛ	**606164**	**606164**
Добавочный капитал	23673801	23605222
Резервный капитал	16818	16818
Нераспределенная прибыль	523379	563501
ИТОГО КАПИТАЛ И РЕЗЕРВЫ	**24820162**	**24791705**
Долгосрочные обязательства	2683772	2268478
КРАТКОСРОЧНЫЕ ЗАЙМЫ И КРЕДИТЫ	**1525515**	**2109851**
КРЕДИТОРСКАЯ ЗАДОЛЖЕННОСТЬ	**2309145**	**3677710**
Задолженность по выплате доходов	206	141
Доходы будущих периодов	68579	60173
ИТОГО КРАТКОСРОЧНЫХ ПАССИВОВ	**3903445**	**5847875**
ИТОГО ПАССИВЫ	**31407379**	**32908058**

ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ

ОАО "КУЗБАССЭНЕРГО" ЗА 2003 г.

Наименование показателей	За 2003 год	За 2002 год
Выручка от продажи товаров, продукции, работ, услуг (за минусом налога на добавленную стоимость, акцизов и аналогичных обязательных платежей)	16993144	14809687
Себестоимость проданных товаров, продукции, работ, услуг	15325761	12903188
Коммерческие расходы	19235	16498
Прибыль от продаж	1648148	1890001
Проценты к получению	533	394
Проценты к уплате	265194	202790
Прочие операционные доходы	2686164	2689284
Прочие операционные расходы	2820122	3976731
Внереализационные доходы	116376	115999
Внереализационные расходы	868497	714177
Прибыль до налогообложения	497408	-198020
Налог на прибыль и другие аналогичные платежи	497721	187632
Чрезвычайные доходы	4856	9595
Чрезвычайные расходы	3753	6568
Чистая прибыль (нераспределенная прибыль отчетного периода)	**790**	**-382625**

Аудит бухгалтерской отчетности проведен аудиторской фирмой ЗАО БДО "Юникон" (г. Москва), лицензия на проведение общего аудита № Е 000547 от 25.06.2002 г. выдана Министерством финансов РФ.

Результаты аудита: бухгалтерская отчетность Общества отражает достоверно во всех существенных отношениях финансовое положение на 31 декабря 2003 года и результаты финансово-хозяйственной деятельности за период с 1 января по 31 декабря 2003 года включительно.


КУЗБАССЭНЕРГО
2004

ИНФОРМАЦИЯ ОБ АКЦИЯХ ОАО "КУЗБАССЭНЕРГО"

Торговля акциями ОАО "Кузбассэнерго" осуществлялась в Российской торговой системе (РТС), а также на внебиржевом рынке.

Следует отметить, что информация о торгах в РТС – важнейший источник данных о состоянии российского рынка ценных бумаг, поскольку именно эта площадка обслуживает значительную долю иностранных и российских портфельных инвестиций в акции российских компаний. РТС – общепризнанный центр ценообразования акций и облигаций широкого круга эмитентов. Информация о котировках и сделках в РТС транслируется по всему миру через крупнейшие системы финансовой информации REUTERS, Bloomberg и другие.

Первая сделка с акциями ОАО "Кузбассэнерго" в РТС была зарегистрирована 10 января по цене $ 0,1950.

Всего за 2003 год в РТС зарегистрировано 45 сделок с обыкновенными акциями ОАО "Кузбассэнерго" объемом торгов 3 566 539 шт., или $ 846 749 . Максимальная цена сделки была зарегистрирована 30 сентября - $ 0,5500.

Полное фирменное наименование:

Кузбасское открытое акционерное общество энергетики и электрификации (Kusbass energo stock company of open type).

Местонахождение, почтовый адрес:

650000, Россия, г. Кемерово, ГСП-2, пр. Кузнецкий, 30.

Дата государственной регистрации и регистрационный номер:

Зарегистрировано Управлением промышленности, потребительского рынка, услуг, лицензирования и государственной регистрации, г. Кемерово, 30 декабря 1993 г., № 345.
Инспекцией Министерства РФ по налогам и сборам по городу Кемерово Кемеровской области 23 июля 2002 года внесена запись в ЕГРЮЛ за основным государственным регистрационным номером 1024200678260.

Сведения об уставном капитале:

Уставный капитал Общества составляет 606 163 800 (шестьсот шесть миллионов сто шестьдесят три тысячи восемьсот) рублей. Обществом выпущены и размещены обыкновенные именные бездокументарные акции одинаковой номинальной стоимостью 1 (один) рубль каждая.

Привилегированные акции типа "А": 0 штук.

Обыкновенные именные бездокументарные акции:

606 163 800 (шестьсот шесть миллионов сто шестьдесят три тысячи восемьсот) штук первого выпуска (Распоряжением ФКЦБ России от 24 июня 2003 года № 03-1210/р осуществлено объединение дополнительных выпусков эмиссионных ценных бумаг ОАО "Кузбассэнерго" и присвоен государственный регистрационный номер 1-01-00064-А).

В распоряжении ОАО РАО "ЕЭС России" находится 49 % от общего числа акций Общества.

ЗАДАЧИ, СТОЯЩИЕ ПЕРЕД ОАО "КУЗБАССЭНЕРГО" В 2004 г.

Основной целью ОАО "Кузбассэнерго" в 2004 г. является обеспечение безубыточной деятельности и получение прибыли, увеличение рыночной стоимости акций Общества и повышение его привлекательности для российских и иностранных инвесторов-профессионалов.

ОСНОВНЫЕ ПРОИЗВОДСТВЕННЫЕ ЗАДАЧИ НА 2004 Г.:

- **обеспечение надежного электро- и теплоснабжения потребителей области, особенно в период осенне-зимнего максимума нагрузок;**
- **выполнение программы ремонта оборудования электростанций, электрических и тепловых сетей;**
- **обеспечение задания РАО "ЕЭС России" по созданию запаса топлива на складах на 1.01.04 г.;**
- **выполнение инвестиционной программы капвложений.**

СТРАТЕГИЧЕСКИЕ ЦЕЛИ

МИССИЯ: МЫ БЕСПЕРЕБОЙНО И НАДЕЖНО СНАБЖАЕМ НАШИХ ПОТРЕБИТЕЛЕЙ ТЕПЛОМ И ЭЛЕКТРОЭНЕРГИЕЙ, ОБЕСПЕЧИВАЯ ЭФФЕКТИВНОСТЬ ПРОИЗВОДСТВА И ИНВЕСТИЦИОННУЮ ПРИВЛЕКАТЕЛЬНОСТЬ КОМПАНИИ

Повысить надежность обеспечения теплом и электроэнергией потребителей	Обеспечивать плановую рентабельность активов: 2004 г. - не менее 3%
Повысить финансовую устойчивость компании до коэффициентов: 2004 г. - В3, 2005 г. - В2	Увеличить объемы продаж, в том числе через ФОРЭМ
Формирование позитивного имиджа компании	Достижение внутреннего единства в понимании миссии, целей и задач деятельности компании

ПОТРЕБНОСТЬ ОАО "КУЗБАССЭНЕРГО" В ИНВЕСТИЦИОННЫХ РЕСУРСАХ

1. Потребность в инвестиционных ресурсах в 2002 г.	2 352 млрд. руб.
в т.ч. капитальное строительство	1 260 млрд. руб.
2. Обеспечение инвестиционными ресурсами в 2002 г.	1 671 млрд. руб.
в т.ч. капитальное строительство	837 млрд. руб.
3. Потребность в инвестиционных ресурсах в 2003 г.	2 557 млрд. руб.
в т. ч. капитальное строительство	1 277 млрд. руб.
4. Обеспечение инвестиционными ресурсами в 2003 г.	2 003 млрд. руб.
в т. ч. капитальное строительство	850,8 млрд. руб.

Разработано и отпечатано в ОАО "Новокузнецкий полиграфкомбинат". Заказ 4379, тираж 1000